Mail Stop 4561

September 2, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Martin A. Fishman
Vice President and General Counsel
Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, Ohio 44143-1467

> **Re: Associated Estates Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-12486**

Dear Mr. Fishman:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 18</u>

1.   We note that net income for fiscal 2007 was less than the amount of total dividends declared on your common stock. Please tell us the source of payments for your common stock distributions and the extent to which you are funding distribution payments from sources other than operating cash flows. To the extent this practice continues in future periods, please disclose the source of payments and the amounts paid from each source, and consider providing appropriate risk factor disclosure.

As appropriate, please amend your filing and respond to our comment within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director